May 21, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 application pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe Exchange, Inc.

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Trading Permit Holder Organization Application has been updated.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F of this Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 1:00pm on 05/21/26

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **05/21/26**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

26000225

1. State the name of the applicant: Cboe Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone) (312)-786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) Associate General Counsel (Title) Cboe Exchange, Inc. (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Patrick Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 05/21/26 (MM/DD/YY) Cboe Exchange, Inc. (Name of Applicant)

By: [signature executed at 1:00pm on 05/21/26] (Signature) Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this __________ day of ____________ (Month), ___________ (Year) by ________________ (Notary Public)

My Commission expires ________________ County of _______________ State of ______________

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity,
2. Application for approval as a person associated with a member, participant or subscriber of the entity; and
3. Any other similar materials.

Response:

Attached please find the following documents which have recently been added or updated:

- Account Administrator Request Form | Updated Document – Made edits to the introductory language to better align with the Cboe Canada Account Administrator Request Form. Clarified that the Form should only be used when there are no active Account Administrators on file. Changed 'Member/TPH' to 'Company' in the General Information section so other Exchange participant types can use the Form. Added account roles. Updated signature block to new corporate standard ("By signing the below, I certify I am authorized to execute and submit this Form on behalf of the Company").

Account Administrator Request Form

Exchange participants must designate an Account Administrator who will be authorized to grant permission and User access within the Cboe Customer Web Portal. More than one Account Administrator may be designated, and there is not a maximum number of Account Administrators allowed per Exchange participant. Account Administrations will be able to grant access to tools within the Cboe Customer Web Portal, including, but not limited to: historical market data subscriptions; logical port request, modify, or delete forms; physical connection request or delete forms; and invoices and billing files. An executed version of this Form can be delivered via email to MembershipServices@cboe.com.

NOTE: Active Account Administrators should create User accounts, including accounts for other Account Administrators, though the Cboe Customer Web Portal. Use this Form to request Account Administrator access only when there are no active Account Administrators on file.

GENERAL INFORMATION
Company Name:
Account Role(s): ☐ Member (BZX, BYX, EDGA, EDGX), Trading Permit Holder (Cboe, C2), Trading Privilege Holder (CFE) ☐ Non-Member Clearing Firm – equities clearing only ☐ Non-Member Clearing Firm – ORF invoices only ☐ Sponsored Participant ☐ Service Bureau ☐ Extranet or other Connectivity Provider

ACCOUNT ADMINISTRATOR(S)		
☐ Add ☐ Remove	Name:	
	Phone:	Email:
☐ Add ☐ Remove	Name:	
	Phone:	Email:
☐ Add ☐ Remove	Name:	
	Phone:	Email:

By signing the below, I certify that I am authorized to execute and submit this Form on behalf of the Company.

Printed Name:	Title:
Signature:	Date:
Email Address:	Phone: